Exhibit 21.1
List of Subsidiaries of E-Commerce China Dangdang Inc.

	Jurisdiction of	Relationship with the
Name	incorporation	registrant
Beijing Dangdang Information Technology Co., Ltd.	PRC	Wholly-owned subsidiary
Wuxi Dangdang Information Technology Co., Ltd.	PRC	Subsidiary 99% owned by Beijing Dangdang Information Technology Co., Ltd. and 1% owned by Peggy Yu Yu and Guoqing Li through Beijing Dangdang Kewen E-Commerce Co., Ltd.
Beijing Dangdang Kewen E-Commerce Co., Ltd.	PRC	Variable interest entity
Wuxi Dangdang Kewen E-Commerce Co., Ltd.	PRC	Variable interest entity